Exhibit 77c

Matters submitted to a vote of security holders

(Unaudited)

Shareholders of record on December 1, 2003, representing 802,295.165 shares of the PF Putnam Research Fund (the "Fund"), were notified that a Special Meeting of Shareholders (the "Meeting") would be held at the offices of the Trust on December 31, 2003. 92.028% of the outstanding shares of the Fund were voted at the Meeting. A brief description of the matter voted upon as well as the voting results of the aforementioned Meeting is outlined as follows:

Proposal #1:

To approve or disapprove a Plan of Reorganization providing for the acquisition of all of the assets and liabilities of the PF Putnam Research Fund by the PF AIM Blue Chip Fund, in exchange for shares of the PF AIM Blue Chip Fund.

Votes For		Votes Against		Abstentions		Outstanding Shares
Number	Percent*	Number	Percent*	Number	Percent*	Number

737,085.552	91.872%	0.000	0.000%	1,250.490	0.156%	802,295.165

*	Based on total shares outstanding.